Press Release

GreenPower Motor Company Inc. Announces Proposed Public Offering

Los Angeles, California, October 28, 2024 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower", or the "Company"), a leading manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced that it intends to offer to sell its common shares (and/or pre-funded warrants ("Pre-Funded Warrants") in lieu thereof) in an underwritten public offering. All of the common shares (and/or Pre-Funded Warrants) are to be sold by the Company.

ThinkEquity is acting as sole book-running manager for the offering.

The Company expects to grant the underwriter a 45-day option to purchase up to an additional 15% of the number of common shares (and/or Pre-Funded Warrants) sold in this offering to cover over-allotments, if any. The offering is subject to market conditions and there can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering.

The Company intends to use the net proceeds from the offering primarily for the production of all-electric vehicles, including BEAST school buses and EV Star commercial vehicles, as well as for product development, with the remainder, if any, for general corporate purposes.

The securities will be offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-276209), including a base prospectus, filed with the U.S. Securities and Exchange Commission (the "SEC") on December 21, 2023 and declared effective on February 2, 2024. The offering will be made only by means of a written prospectus. A preliminary prospectus supplement and accompanying prospectus describing the terms of the offering has been or will be filed with the SEC on its website at www.sec.gov. Copies of the preliminary prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from the offices of ThinkEquity, 17 State Street, 41st Floor, New York, New York 10004. Before investing in this offering, interested parties should read in their entirety the preliminary prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such preliminary prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About GreenPower Motor Company, Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo vans and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose-built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California.

For further information contact

Fraser Atkinson, CEO

fraser@greenpowermotor.com

Brendan Riley, President

brendan@greenpowermotor.com

Michael Sieffert, CFO

Michael.sieffert@greenpowermotor.com

Forward Looking Statements

This press release contains forward-looking statements with the meaning of applicable securities laws. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Such forward-looking statements include, among other things, the statements relating to the proposed public offering of GreenPower's common shares (and/or pre-funded warrants in lieu thereof) in an underwritten public offering, including the completion of the offering and the actual size or terms of the offering, and GreenPower's anticipated use of the net proceeds of the offering, if any. The material assumptions supporting these forward-looking statements include, among others, Greenpower's ability to complete the offering in the manner described, or at all and the receipt of all required regulatory approvals with respect to the offering. Actual results could differ materially due to a number of factors, including, without limitation, delays or changes of plan with respect to the offering described herein, termination of the offering in accordance with its terms, the dilutive effects of the offering, market conditions, and changes to the intended use of proceeds from the offering. Although GreenPower believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in GreenPower's securities should not place undue reliance on forward-looking information and statements because GreenPower can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and GreenPower assumes no obligation to update or revise this forward-looking information and statements except as required by law. Consequently, readers should not place any undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  ©2024 GreenPower Motor Company Inc. All rights reserved.